EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600 avino.com

August 27, 2020

AVINO REPORTS VOTING RESULTS OF AGM

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report that at the Annual General Meeting of shareholders of the Company held on August 27, 2020, all resolutions proposed to shareholders were duly passed. 29,992,209 common shares of the Company, representing approximately 35.84% of the Company’s issued and outstanding common shares as at the record date were voted.

The following briefly describes the matters voted upon and the outcome of the votes at the meeting:

1.	Setting the Number of Directors at Five

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of Directors at five was passed as follows:

Votes For	% For	Votes Against	% Against

7,278,383	97.26	205,151	2.74

2.	Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Ronald Andrews	7,234,477	96.67	249,057	3.33
Peter Bojtos	7,226,675	96.57	256,864	3.43
Gary Robertson	7,235,022	96.68	248,513	3.32
David Wolfin	7,232,181	96.64	251,354	3.36
Jasman Yee	7,243,462	96.79	240,073	3.21

3.	Appointment and Remuneration of Auditors

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Manning Elliott LLP as the Company’s auditors was passed as follows:

Votes For	% For	Votes Withheld	% Withheld

28,908,278	96.39	1,083,931	3.61

The Board of Directors appreciate the support of our shareholders.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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